
SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
213
SECTION



AB* 3/15

SECURI… 07004479 …N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Omega Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7202 Glen Forest Drive, Suite 300
(No. and Street)

Richmond, VA 23226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harris, Hardy & Johnstone, PC
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave, Suite 101, Richmond VA 23235
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Louthan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Omega Capital Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



expire 11-30-08

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS, HARDY & JOHNSTONE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
9211 FOREST HILL AVENUE, SUITE 101
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 560-0560 FAX (804) 560-0553
WWW.HHJCPA.COM

TIMOTHY R. HARRIS, CPA
WILLIAM E. HARDY, CPA
FRANKLIN R. JOHNSTONE, CPA

PHILIP G. TIBBS, CPA
FRANK S. WARREN, JR., CPA, PFS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Alpha Omega Capital Securities, LLC

We have audited the accompanying statement of financial condition of Alpha Omega Capital Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Omega Capital Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harris, Hardy & Johnstone, P.C.

Richmond, Virginia
February 8, 2007

ALPHA OMEGA CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 8,760
Prepaid expenses	433
TOTAL ASSETS	9,193

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES	
Accounts payable	$ -
TOTAL LIABILITIES	-
MEMBER'S INTEREST	
Member's interest	11,000
Accumulated deficit	(1,807)
TOTAL MEMBER'S INTEREST	9,193
TOTAL LIABILITIES AND MEMBER'S INTEREST	$ 9,193

See Independent Auditor's Report and Notes to Financial Statements.

END